UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SoFi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83406F 102

(CUSIP Number)

Red Crow Capital, LLC

c/o Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

with copy to:

Nolan S. Taylor

Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Red Crow Capital, LLC I.R.S. Identification Nos. of above persons (entities only). 85-1317865
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,662,797 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,662,797 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,662,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 5.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 46,662,797 shares of common stock held of record by Red Crow Capital, LLC. Clay Wilkes serves as the Manager of Red Crow Capital, LLC.
(2)

All calculations of percentage ownership herein are based on a total of 810,997,612 shares of common stock of the Issuer issued and outstanding immediately following the Closing of the SoFi Business Combination (as defined below) on May 28, 2021.

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Clay Wilkes I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 6,691,065 (3)
	8.	Shared Voting Power 47,230,590 (4)
	9.	Sole Dispositive Power 6,691,065 (3)
	10.	Shared Dispositive Power 53,921,655 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,921,655 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

(3)

Consists of (i) 4,000,000 shares of common stock held by the 2021 Wilkes Grantor Retained Annuity Trust, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, (ii) 2,000,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 2, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, and (iii) 691,065 shares of common stock held by the Wilkes Legacy Trust, of which Mr. Wilkes is the investment advisor and holds sole voting and dispositive control over the shares. Mr. Wilkes disclaims beneficial ownership of the shares held by the Wilkes Legacy Trust except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Mr. Wilkes is the beneficial owner of or has any pecuniary interest in such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(4)

Consists of (i) 46,662,797 shares of common stock held of record by Red Crow Capital, LLC and (ii) 567,823 shares of common stock held of record jointly by Mr. Wilkes and his wife, who have shared voting and dispositive power with respect to the shares. Mr. Wilkes serves as the Manager of Red Crow Capital, LLC.

(5)

Consists of (i) 46,662,797 shares of common stock held of record by Red Crow Capital, LLC, (ii) 567,823 shares of common stock held of record jointly by Mr. Wilkes and his wife, who have shared voting and dispositive power with respect to the shares, (iii) 4,000,000 shares of common stock held by the 2021 Wilkes Grantor Retained Annuity Trust, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, (iv) 2,000,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 2, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, and (v) 691,065 shares of common stock held by the Wilkes Legacy Trust, of which Mr. Wilkes is the investment advisor and holds sole voting and dispositive control over the shares. Mr. Wilkes serves as the Manager of Red Crow Capital, LLC.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 12, 2021, amends and supplements certain of the items set forth therein. As used in this Amendment, the term “Reporting Persons” collectively refers to Clay Wilkes and Red Crow Capital, LLC.

On June 28, Clay Wilkes and his spouse collectively assigned and transferred to Mr. Wilkes individually 4,000,000 shares of common stock. Subsequently, but on the same day, Mr. Wilkes individually assigned and transferred to the 2021 Wilkes Grantor Retained Annuity Trust (“2021 Wilkes GRAT”) 4,000,000 SoFi shares. Mr. Wilkes is the sole grantor, trustee, and current beneficiary of the 2021 Wilkes GRAT.

On June 29, Red Crow Capital, LLC assigned and transferred to its members, Mr. Wilkes and the Wilkes Legacy Trust, 2,000,000 and 691,065 SoFi shares, respectively. Mr. Wilkes serves as the investment advisor of the Wilkes Legacy Trust and holds sole voting and dispositive power with respect to the shares held by the Wilkes Legacy Trust. Mr. Wilkes disclaims beneficial ownership of the shares held by the Wilkes Legacy Trust except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Mr. Wilkes is the beneficial owner of or has any pecuniary interest in such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On June 30, Mr. Wilkes individually assigned and transferred to the 2021 Wilkes Grantor Retained Annuity Trust No. 2 (“2021 Wilkes GRAT No. 2”) SoFi shares totaling 2,000,000. Mr. Wilkes is the sole grantor, trustee, and current beneficiary of the 2021 Wilkes GRAT No. 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

Subsequent to the Closing of the SoFi Business Combination, on June 28, Clay Wilkes and his spouse collectively assigned and transferred to Mr. Wilkes individually 4,000,000 shares of common stock. Subsequently, but on the same day, Mr. Wilkes individually assigned and transferred to the 2021 Wilkes Grantor Retained Annuity Trust (“2021 Wilkes GRAT”) 4,000,000 SoFi shares. Mr. Wilkes is the sole grantor, trustee, and current beneficiary of the 2021 Wilkes GRAT.

On June 29, Red Crow Capital, LLC assigned and transferred to its members, Mr. Wilkes and the Wilkes Legacy Trust, 2,000,000 and 691,065 SoFi shares, respectively. Mr. Wilkes serves as the investment advisor of the Wilkes Legacy Trust and holds sole voting and dispositive power with respect to the shares held by the Wilkes Legacy Trust. Mr. Wilkes disclaims beneficial ownership of the shares held by the Wilkes Legacy Trust except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Mr. Wilkes is the beneficial owner of or has any pecuniary interest in such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On June 30, Mr. Wilkes individually assigned and transferred to the 2021 Wilkes Grantor Retained Annuity Trust No. 2 (“2021 Wilkes GRAT No. 2”) SoFi shares totaling 2,000,000. Mr. Wilkes is the sole grantor, trustee, and current beneficiary of the 2021 Wilkes GRAT No. 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2021

RED CROW CAPITAL, LLC

By:	/s/ Clay Wilkes
Name:	Clay Wilkes
Title:	Manager

CLAY WILKES

/s/ Clay Wilkes